UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    EGL, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   268484 10 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                January 22, 2007
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268484 10 2                             13D              Page 2 of 14
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         JAMES R. CRANE
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [X]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      PF

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             7,186,563
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           3,000
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        7,182,063
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      3,000

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     7,189,563 (1)
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [__]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             17.63%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------------------

(1) Includes 30,000 shares held by the James R. Crane Charitable Foundation, and
87,000 options fully vested or vesting by March 22, 2007, and 3,000 shares of EGL Common Stock held in separate 1,500 share joint tenancies with Crystal Crane and Jared Crane, respectively.

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CUSIP No. 268484 10 2                             13D              Page 3 of 14
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         E. JOSEPH BENTO
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [X]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      PF

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             91,469
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           0
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        88,469
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      0

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     91,469 (1)
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN           [ ]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.22%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------------------

(1) Includes 79,334 options fully vested or vesting by March 22, 2007


-------------------------------------------------------------------------------------------
CUSIP No. 268484 10 2                             13D              Page 4 of 14
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         RONALD E. TALLEY
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [X]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      PF

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             27,804
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           0
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        24,804
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      0

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     27,804 (1)
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN           [ ]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.07%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------------------

(1) includes 23,334 options fully vested or vesting by March 22, 2007

-------------------------------------------------------------------------------------------
CUSIP No. 268484 10 2                             13D              Page 5 of 14
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         GREG WEIGEL
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [X]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      PF

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             32,754
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           0
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        31,100
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      0

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     32,754 (1)
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN           [ ]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.08%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------------------

(1) includes 30,267 options fully vested or vesting by March 22, 2007

-------------------------------------------------------------------------------------------
CUSIP No. 268484 10 2                             13D              Page 6 of 14
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         KEITH WINTERS
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [X]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      PF

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             18,403
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           0
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        16,903
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      0

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     18,403 (1)
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN           [ ]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.05%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------------------

(1) Includes 16,067 options fully vested or vesting by March 22, 2007

-------------------------------------------------------------------------------------------
CUSIP No. 268484 10 2                             13D              Page 7 of 14
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         VITTORIO FAVATI
              I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [X]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      PF

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           UNITED STATES
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             80,877
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           0
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        77,877
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      0

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     80,877 (1)
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN           [ ]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.20%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

-------------------------------------------------------------------------------------------

(1) Includes 48,334 options fully vested or vesting by March 22, 2007

                                  SCHEDULE 13D

      EXPLANATORY NOTES: As described in the Proposal Letter discussed in Item 4 below, the Reporting Persons, along with investment funds affiliated with General Atlantic LLC ("General Atlantic") are participants in the Proposal (as defined in Item 4).

      As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act") together with General Atlantic. As a result, the Reporting Persons may be deemed to beneficially own any shares of common stock, par value $0.001 per share, of EGL, Inc. ("EGL Common Stock") that may be beneficially owned by such persons. Each of the Reporting Persons hereby disclaim beneficial ownership of any EGL Common Stock that may be beneficially owned by the other Reporting Persons.

      ITEM 1.  SECURITY AND ISSUER

      The class of equity to which this Schedule 13D relates is EGL Common
Stock.

      EGL, Inc. (the "Issuer") is a Texas corporation with its principal executive offices located at 15350 Vickery Drive, Houston, Texas 77032.

      ITEM 2.  IDENTITY AND BACKGROUND.

      (a) and (b) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) James R. Crane ("Mr. Crane"), (2) E. Joseph Bento ("Mr. Bento"), (3) Ronald E. Talley ("Mr. Talley"), (4) Gregory Weigel ("Mr. Weigel"), (5) Keith Winters ("Mr. Winters"), and (6) Vittorio Favati ("Mr. Favati"). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

      The business address of each of the Reporting Persons is 15350 Vickery Drive, Houston, Texas 77032.

      (c) The present principal occupation of Mr. Crane is Chairman of the Board and Chief Executive Officer of the Issuer and certain of its affiliates. The present principal occupation of Mr. Bento is President of North America and Chief Marketing Officer of the Issuer and certain of its affiliates. The present principal occupation of Mr. Talley is Chief Operating Officer and President, SCG, the Select Carrier Group, of the Issuer and certain of its affiliates. The present principal occupation of Mr. Weigel is Executive Vice President, Global Transportation of the Issuer and certain of its affiliates. The present principal occupation of Mr. Winters is Executive Vice President of the Issuer and certain of its affiliates. The present principal occupation of Mr. Favati is President-International of the Issuer and certain of its affiliates.

      (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Reporting Persons are United States citizens. ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The shares of EGL Common Stock that each of the Reporting Persons beneficially own were acquired through open market purchases using personal or other funds, through each of such person's service as an officer, director or member of management of the Issuer or through purchases in private transactions.

      With respect to the proposed transaction described in Item 4 of this
Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would consist of the following: (i) up to approximately $1.125 billion of debt that would be incurred in connection with the transaction as further described in Item 4 and the Proposal Letter and the Debt Financing Letters (each as defined in Item 4) and (ii) equity financing to be provided by the Reporting Persons and General Atlantic in cash or through the rollover of EGL Common Stock.

      The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

      ITEM 4.  PURPOSE OF TRANSACTION.

      As set forth in a letter dated January 2, 2007 (the "Proposal Letter"), Mr. Crane and General Atlantic have submitted to the Issuer's Board of Directors (the "Board of Directors") a proposal to acquire all of the outstanding EGL Common Stock (the "Proposal"), except for certain shares of EGL Common Stock held by the Reporting Persons and expected to be rolled-over in the acquisition. Each of the Reporting Persons intend to participate in the Proposal. A copy of the Proposal Letter is being filed herewith as Exhibit 7.02.

      The Proposal contemplates that the transaction would be effected through a merger of a new acquisition corporation to be formed by the Reporting Persons and General Atlantic ("Acquisition Corp.") with and into the Issuer. Mr. Crane intends to roll-over all of his EGL Common Stock in the acquisition. The other Reporting Persons intend to roll-over all or a substantial portion of their EGL Common Stock in the acquisition. The EGL Common Stock of the Reporting Persons that would be rolled-over in the acquisition would be contributed to a parent entity of Acquisition Corp. immediately prior to the merger in exchange for equity interests in such parent entity. All of the other EGL Common Stock (including the shares of EGL Common Stock held by the Reporting Persons and not contributed to the parent entity of Acquisition Corp. as described above) would be converted into the right to receive a cash payment equal to $36.00 per share (the "Offer Price"). If such merger is consummated, the EGL Common Stock will no longer be traded on the NASDAQ Stock Market and the registration of the EGL Common Stock under Section 12 of the Exchange Act will be terminated. The Board of Directors has formed a special committee of independent directors (the

"Special Committee") to consider the terms of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

      On January 2, 2007, a press release related to the Proposal was issued by Mr. Crane and General Atlantic. A copy of the press release is being filed herewith as Exhibit 7.03.

      To finance the Proposal, Mr. Crane and General Atlantic have received letters from Banc of America Securities LLC, Goldman Sachs Credit Partners L.P. and Merrill Lynch, Pierce, Fenner and Smith Incorporated, stating that such entities are "highly confident" that they can obtain the required debt financing (the "Debt Financing Letters"). Copies of the Debt Financing Letters were furnished to the Board of Directors in connection with the Proposal and are being filed herewith as Exhibit 7.04, Exhibit 7.05 and Exhibit 7.06. The equity financing for the transaction would be provided by the Reporting Persons and General Atlantic through cash investment or the roll-over of EGL Common Stock. The Reporting Persons expect that executed debt and equity commitment letters will be delivered from their financing sources prior to the execution of definitive agreements related to the proposed merger.

      Except as otherwise provided herein, with respect to the Proposal or any matters related thereto, the Reporting Persons' intent is to be purchasers of shares of EGL Common Stock of the Issuer not already owned by them and not sellers of shares of EGL Common Stock owned by them.

      The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of EGL Common Stock. A proxy statement will be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read the Issuer's proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or their respective affiliates with respect to the Proposal and the proposed merger, free of charge at the SEC's web site, www.sec.gov.

      Other than as set forth herein or in the Proposal Letter and the Debt Financing Letters, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of
Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their respective ownership of EGL Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of EGL Common Stock.

      No guarantees can be given that the proposed merger will be consummated. No binding obligation on the part of the Issuer or any of the Reporting Persons or General Atlantic shall arise with respect to the proposed merger unless and until mutually acceptable definitive documentation has been executed and delivered.

      The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The respective percentages set forth below are based on 40,704,192 shares of EGL Common Stock outstanding as of January 10, 2007 and the respective options beneficially held by each Reporting Person, as appropriate.

      By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the EGL Common Stock beneficially owned by the members of the group as a whole. As of January 22, 2007, the Reporting Persons beneficially owned in the aggregate 7,440,870 shares of EGL Common Stock, which represents approximately 18.15% of the outstanding EGL Common Stock, including beneficial ownership of derivative Shares of EGL Common Stock vesting by March 22, 2007. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group.

      Mr. Crane has direct beneficial ownership of 7,189,563 shares of EGL Common Stock. This number includes the following: (i) options to purchase 87,000 shares currently exercisable or exercisable within 60 days of January 22, 2007;
(ii) 30,000 shares of EGL Common Stock Mr. Crane beneficially owns as a result of his affiliation with the James R. Crane Charitable Foundation; (iii) 4,500 shares of EGL Common Stock that carry a disposition restriction; and (iv) 3,000 shares of EGL Common Stock held in separate 1,500 share joint tenancies with Crystal Crane and Jared Crane, respectively. Mr. Crane disclaims any and all beneficial or pecuniary interests in such 33,000 shares described in (ii) and
(iv) above. Altogether, these 124,500 shares, together with the 7,065,063 shares of unrestricted EGL Common Stock for which Mr. Crane has direct beneficial ownership, total 7,189,563 shares and represent approximately 17.63% of the outstanding EGL Common Stock.

      Mr. Bento has direct beneficial ownership of 91,469 shares of EGL Common Stock, which represents approximately 0.22% of the outstanding EGL Common Stock. The aggregate number set forth above includes: (i) options to purchase 79,334 shares currently exercisable or exercisable within 60 days of January 22, 2007; and (ii) 3,000 shares of EGL Common Stock that carry a disposition restriction.

      Mr. Talley has direct beneficial ownership of 27,804 shares of EGL Common Stock, which represents approximately 0.07% of the outstanding EGL Common Stock. The aggregate number set forth above includes: (i) options to purchase 23,334 shares currently exercisable or exercisable within 60 days of January 22, 2007; and (ii) 3,000 shares of EGL Common Stock that carry a disposition restriction.

      Mr. Weigel has direct beneficial ownership of 32,754 shares of EGL Common Stock, which represents approximately 0.08% of the outstanding EGL Common Stock. The aggregate number set forth above includes: (i) options to purchase 30,267 shares currently exercisable or exercisable within 60 days of January 22, 2007;
(ii) 1,654 shares of EGL Common Stock that carry a disposition restriction.

      Mr. Winters has direct beneficial ownership of 18,403 shares of EGL Common Stock, which represents approximately 0.05% of the outstanding EGL Common Stock. The aggregate number set forth above includes: (i) options to purchase 16,067 shares currently exercisable or exercisable within 60 days of January 22, 2007;
(ii) 1,500 shares of EGL Common Stock that carry a disposition restriction.

      Mr. Favati has direct beneficial ownership of 80,877 shares of EGL Common Stock, which represents approximately 0.20% of the outstanding EGL Common Stock. The aggregate number set forth above includes: (i) options to purchase 48,334 shares currently exercisable or exercisable within 60 days of January 22, 2007;
(ii) 3,000 shares of EGL Common Stock that carry a disposition restriction.

      The Cover Pages of this Schedule 13D are incorporated herein by reference.

      (c) Except as set forth herein, the Reporting Persons have not effected any transactions in EGL Common Stock in the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

      The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated as of January 22, 2007.

      Exhibit 7.02. Proposal Letter to the Board of Directors of EGL, Inc., dated January 2, 2007.

      Exhibit 7.03.     Press Release, dated January 2, 2007.

      Exhibit 7.04 Debt Financing Highly Confident Letter, dated January 1, 2007, from Banc of America Securities LLC.

      Exhibit 7.05 Debt Financing Highly Confident Letter, dated January 1, 2007, from Goldman Sachs Credit Partners L.P.

      Exhibit 7.06 Debt Financing Highly Confident Letter, dated December 28, 2006, from Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                   Signatures

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.

                                    Dated: January 22, 2007



                                        /s/  JAMES R. CRANE
                                    -------------------------------------
                                    JAMES R. CRANE



                                        /s/  E. JOSEPH BENTO
                                    -------------------------------------
                                    E. JOSEPH BENTO



                                        /s/  RONALD E. TALLEY
                                    -------------------------------------
                                    RONALD E. TALLEY



                                        /s/  GREGORY WEIGEL
                                    -------------------------------------
                                    GREGORY WEIGEL



                                        /s/  KEITH WINTERS
                                    -------------------------------------
                                    KEITH WINTERS



                                        /s/  VITTORIO FAVATI
                                    -------------------------------------
                                    VITTORIO FAVATI